Platinum Group Metals Ltd.
(A Development Stage Company)

Management's Discussion and Analysis
For the nine-month period ended May 31, 2026

This Management's Discussion and Analysis is prepared as of July 15, 2026

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of Platinum Group Metals Ltd. ("Platinum Group", the "Company" or "PTM") is dated as of July 15, 2026, and focuses on the Company's financial condition, cash flows and results of operations as at and for the three-month and nine-month periods ended May 31, 2026.  This MD&A should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended May 31, 2026, together with the notes thereto (the "Financial Statements").

The Company prepares its Financial Statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.  All dollar figures included therein and in the following MD&A are quoted in United States Dollars unless otherwise noted. All references to "U.S. Dollars", "$" or to "US$" are to United States Dollars. All references to "C$" are to Canadian Dollars. All references to "ZAR", "R" or to "Rand" are to South African Rand. The Company uses the U.S. Dollar as its presentation currency.

PRELIMINARY NOTES

Note Regarding Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements.  The words "expects", "anticipate", "estimate", "forecast", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

• the timing and completion of sales of common shares of the Company ("Common Shares") under the 2026 ATM (as defined below);

• the use of proceeds from the 2026 ATM and our plans and objectives with respect to the 2026 ATM;

• the timely completion of additional required financings and potential terms thereof;

• the completion of appropriate contractual smelting and/or refining arrangements with a third-party smelter/refiner or Impala Platinum Holdings Ltd. ("Implats");

• the projections set forth or incorporated into, or derived from, the Waterberg DFS Update (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a water use licence and environmental permits for, and other developments related to, a deposit area discovered by the Company on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Igneous Complex in South Africa, approximately 85 km north of the town of Mokopane;

• potential alternatives to the existing Waterberg Project development plan and any related economic analysis;

• the Company's expectations with respect to the outcome of a review application in the High Court of South Africa (the "High Court") to set aside a decision by the Minister of the Department of Forestry, Fisheries and the Environment ("DFFE") to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an Environmental Authorization ("EA") for the Waterberg Project;

• the Company's expectations with respect to the outcome of an application in the High Court seeking to declare invalid the grant of a mining right to Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") by the South African Department of Mineral and Petroleum Resources ("DMPR") on January 28, 2021;

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

• the negotiation and execution of long term access agreements, on reasonable terms, with communities recognized as landowners of two farms where surface and underground mine infrastructure is planned, and rezoning for mining use;

• the development of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project;

• risks related to geopolitical events and other uncertainties, such as Russia's invasion of Ukraine and conflicts in the Middle East including Iran;

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• the ability or willingness of the shareholders of Waterberg JV Co. to fund their pro rata portion of the funding obligations for the Waterberg Project;

• impacts of current and future tariffs and duties;

• risks relating to relations between South Africa and the United States;

• revenue, cash flow and cost estimates and assumptions;

• the ability of state electricity utility ESKOM Holdings SOC Limited ("ESKOM") to supply sufficient power to the Waterberg Project;

• future events or future performance;

• development of next generation battery technology by the Company's battery technology joint venture (described below);

• potential benefits of Lion Battery Technologies Inc. engaging The Battery Innovation Center ("BIC");

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

• project economics;

• future metal prices and currency exchange rates;

• the identification of several large-scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation;

• mineral reserve and mineral resource estimates;

• potential changes in the ownership structures of the Company's projects;

• the Company's ability to license certain intellectual property; and

• the potential use of alternative renewable energy sources for the Waterberg Project.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• future sales of Common Shares under the 2026 ATM;

• the Company's additional financing requirements;

• the effect of future debt financing on the Company and its financial condition;

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

• the Company's history of losses and expectations that it will continue to incur losses until the Waterberg Project reaches commercial production on a profitable basis, which may never occur;

• the Company's negative operating cash flow;

• uncertainty of estimated mineral reserve and mineral resource estimates, production, development plans and cost estimates for the Waterberg Project;

• the Company's ability to bring properties into a state of commercial production;

• the potential impact of international conflict and geopolitical tensions and events on the Company;

• the impact of tariffs or trade barriers on the Company particularly a potential reduction in demand for platinum and palladium;

• adverse changes in relations between South Africa and the United States, affecting the Company's business;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended;

• Implats or another third-party may not enter into appropriate contractual smelting and/or refining arrangements with Waterberg JV Co.;

• the ability of the Company to acquire the necessary surface access rights on commercially acceptable terms or at all;

• the ability of state electricity utility ESKOM to supply sufficient power to the Waterberg Project;

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), a South African Broad-Based Black Economic Empowerment ("BEE") company;

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

• the Company's ability to attract and retain its key management employees;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" for its current and future tax years and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• litigation or other legal or administrative proceedings brought against or relating to the Company, including the review application to set aside a decision by the Minister of the DFFE to refuse condonation for the late filing of the appeal by individuals from a community group against the grant of an EA for the Waterberg Project and an application brought by a group within two local communities, claiming they represent those communities, seeking to declare invalid the grant of a mining right to Waterberg JV Co. by the DMPR;

• information systems and cyber security risks;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

• property zoning and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire the necessary infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations, land use rezoning and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2002 (the "MPRDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the amended Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (the "Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire Common Shares;

• socio economic instability in South Africa or regionally, including risks of resource nationalism;

• labour disruptions and increased labour costs;

• interruptions, shortages or cuts in the supply of electricity or water and annual increases in usage costs;

• characteristics of and changes in the tax and royalty systems in South Africa;

• a change in community relations;

• the Company's ability to continue as a going concern;

• opposition from local and international groups, and/or the media;

• South African foreign exchange controls impacting repatriation of profits;

• land restitution claims or land expropriation;

• restriction on dividend payments;

• the risk that the Common Shares may be delisted;

• volatility in the price of the Common Shares;

• the exercise or settlement of stock options, restricted share units, or warrants resulting in dilution to the holders of Common Shares;

• future sales of equity securities decreasing the value of the Common Shares, diluting investors' voting power, and reducing our earnings per share;

• enforcing judgements based on the civil liability provisions of United States federal securities laws;

• pandemics and other public health crises;

• global financial conditions;

• government imposed shutdowns or expense increases;

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

• water license risks; and

• other risks disclosed under the heading "Risk Factors" in this MD&A and in the Company's Annual Information Form for the year ended August 31, 2025 ("2025 AIF"), and annual report on Form 40-F for the year ended August 31, 2025, as filed with the United States Securities and Exchange Commission ("2025 40-F").

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether because of new information, future events or results or otherwise.

Legislation and Mining Charter 2018

The MPRDA, the Mining Charter 2018, and related regulations in South Africa required that Waterberg JV Co.'s BEE shareholder(s) own a 26.0% equity interest in Waterberg JV Co. to qualify for the grant of a mining right. Within five years of the effective date of the mining right, this BEE shareholding had to be increased to 30.0%. The Company is satisfied that Waterberg JV Co.'s BEE shareholding exceeds 30.0%. The DMPR had obtained an exemption from applying the generic BEE Codes of Good Practice ("Generic BEE Codes") under the Broad Based Black Economic Empowerment Act of 2003 until December 31, 2016.  No further exemption was obtained thereafter, and, as a matter of law, the Generic BEE Codes now apply to the issuance and maintenance of licenses and other authorizations.  As a matter of practice, the DMPR has continued to apply the provisions of Mining Charter 2018 rather than the Generic BEE Codes.

For a comprehensive discussion of Mining Charter 2018 and the Generic BEE Codes, please refer to the section entitled "Risk Factors" in the 2025 AIF and the separate 2025 40-F as well as in the documents incorporated by reference therein.  The 2025 AIF and the 2025 40-F may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Mineral Reserves and Resources

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum, palladium, rhodium and gold (collectively referred to as "4E", or "PGEs") will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Note to U.S. Investors Regarding Reserve and Resource Estimates

The Waterberg DFS Update (as defined below) has been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the United States Securities and Exchange Commission's ("SEC") Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations and Item 601(b)(96) Technical Report Summary of Regulation S-K (collectively, "S-K 1300"). The technical and scientific information contained in this MD&A has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC in S-K 1300.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  These standards differ significantly from the mineral reserve disclosure requirements of the SEC.  Accordingly, the technical and scientific information contained in this MD&A, including mineral reserve and mineral resource information included and incorporated by reference in this MD&A, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC in S-K 1300.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

Technical and Scientific Information

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies, has been reviewed by Robert van Egmond, P.Geo., a consultant geologist to the Company and a former employee.  Mr. van Egmond is a "qualified person" as defined in NI 43-101 and S-K 1300 (a "Qualified Person") and is independent within the meaning of NI 43-101.

Non-GAAP Measures

This MD&A may include certain terms, technical information or performance measures commonly used in the mining industry ("Mining Information") that are not defined and do not have any standardized meaning under IFRS Accounting Standards and therefore may not be comparable to other issuers.  We believe that, in addition to conventional financial measures prepared in accordance with IFRS Accounting Standards, certain investors use this Mining Information to evaluate our performance.  The Mining Information should not be considered in isolation or as a substitute for financial measures of performance prepared in accordance with IFRS Accounting Standards.

1. DESCRIPTION OF BUSINESS

Overview

Platinum Group Metals Ltd. is a British Columbia, Canada company formed on February 18, 2002, pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation.  The Company is a platinum and palladium focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's business is currently focused on the engineering and development of the Waterberg Project, which hosts a PGE and base metal bearing deposit discovered in 2011 by the Company as a result of a regional exploration initiative targeting a previously unknown extension to the Northern Limb of the Bushveld Igneous Complex in South Africa.  The Waterberg Project is located approximately 85 km north of the town of Mokopane.  At May 31, 2026, the Waterberg Project covered an area of 24,971 hectares consisting of the 20,482 hectare Waterberg Mining Right (as defined below) and one application for the incorporation of two adjacent farms covering 4,489 hectares into the Waterberg Mining Right.

At May 31, 2026, the Company held a controlling 50.40% beneficial interest in the Waterberg Project, comprised of a 37.42% interest directly owned by the Company's wholly owned subsidiary Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA") and a 12.97% interest through PTM RSA's 49.90% shareholding in Mnombo.  The Company is currently the operator of the Waterberg Project.  Mnombo currently retains a 26.0% direct interest in Waterberg JV Co.  Directly and indirectly through HJ Platinum Metals Company Ltd. ("HJM"), Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") and Hanwa Co., Ltd ("Hanwa") collectively hold 21.95% of Waterberg JV Co.  Since 2023, JOGMEC and Hanwa have agreed amongst themselves to fund their future equity investments in the Waterberg Project through HJM on a 75.0% / 25.0% basis.  At May 31, 2026, Implats held a 14.63% participating project interest and a right of first refusal to match concentrate offtake terms offered to Waterberg JV Co. by any bona fide third-party offtaker (the "Offtake ROFR").

Shareholders of Waterberg JV Co. have the right to contribute an amount of cash equal to any shortfall of any diluting shareholder, pro rata among the shareholders who elect to fund such a shortfall.  Since December 2023, Implats has not funded its share of Waterberg JV Co. cash calls, resulting in dilution from their original 15.0% holding to 14.6%.  Platinum Group alone through PTM RSA elected to fund Implats' funding shortfalls, resulting in a concurrent increase to the PTM RSA's direct holding in Waterberg JV Co. of 0.37%, bringing the Company's total direct holding to 37.42% at May 31, 2026, as described above.

On September 16, 2024, the Company published the results of an updated definitive feasibility study for the Waterberg Project.  On October 9, 2024, the Company filed the related technical report titled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa" (the "Waterberg DFS Update") on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.  The Waterberg DFS Update replaces an earlier feasibility study completed and filed in September 2019.  The Waterberg DFS Update is dated October 9, 2024, and was prepared by Michael Murphy, P. Eng. of Stantec Consulting Ltd., Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of Protek Consulting (Pty) Ltd., and Gordon I Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.  DRA Projects SA (Pty) Ltd., an experienced South African engineering and EPCM firm, provided the plant design and compiled the capital cost estimates for the Waterberg Project Qualified Persons.  The Waterberg DFS Update also supports the disclosure of an updated independent mineral resource estimate effective August 31, 2024.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  Discussions with several South African smelter operators, including Implats, are ongoing.  To date no formal concentrate offtake terms have been achieved.  The Company is also assessing alternatives for the processing of Waterberg Project concentrate to produce an upgraded product for sale in the market without the need for treatment by a third-party offtaker.  See more details at "Concentrate Offtake and Processing" below.

Lion Battery Technologies Inc.

On July 12, 2019 the Company, together with an affiliate of Valterra Platinum Limited (previously Anglo American Platinum Limited) ("Valterra"), launched a venture through a jointly owned company, Lion Battery Technologies Inc. ("Lion"), to accelerate the development of next generation battery technology using platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion.  Under the terms of an investment agreement, both the Company and Valterra were to equally invest up to an aggregate of $4.0 million into Lion of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  On July 6, 2021, the Company and Valterra agreed to increase the planned funding to Lion by a further $2.7 million (to a total of up to $6.7 million) in order to allow the acceleration of certain research and commercialization activities.  All agreed funding into Lion by the Company and Valterra is to be in exchange for preferred shares of Lion at a price of $0.50 per share.

On July 12, 2019, Lion entered into an agreement (the "Sponsored Research Agreement") with Florida International University ("FIU") to fund a $3.0 million research program utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability.  On July 6, 2021, Lion agreed to increase the planned amount of research funding to FIU by a further amount of $1.0 million, for a total of up to $4.0 million.  The Sponsored Research Agreement was subsequently amended and currently remains valid until December 31, 2026.

During the nine-month period ended May 31, 2026, both Valterra and the Company invested $50,000 for 100,000 shares each.  At May 31, 2026, the Company owns 52.0% of Lion, while Valterra owns 48.0%.  To May 31, 2026, Valterra and the Company have funded Lion equally for an aggregate of $4.79 million.

A total of eight patents have been issued to FIU by the U.S. Patent and Trademark Office and other agencies in Southeast Asia for technology developed by Lion related to the use of platinum group metals as a catalyst in lithium and sulphur battery cathodes.  Further patents are currently applied for.  Under the Sponsored Research Agreement, Lion has exclusive rights to all intellectual property being developed by FIU, including patents granted.

In June 2023, Lion engaged BIC in Newberry, Indiana, to help advance commercialization of its next generation lithium-sulfur and enhanced lithium-ion (NMC) technology using the unique catalytic properties of platinum and palladium.  Under an agreed scope of work, during late calendar 2023 and 2024, BIC conducted independent small scale and large-scale trials to validate Lion's proprietary platinum and palladium-based electrode composition, slurry, and films in both lithium-sulfur and lithium-ion (NMC811) coin and pouch cells. Additional research and development focused on improving performance and determining possible commercialization pathways continued into 2025.  BIC is now working through final cell testing and teardown services to analyze cells at end of life.

During October 2025 the Company and Valterra engaged an independent third-party commercial battery specialist to assess Lion's technology, BIC's work, and to provide further guidance on potential pathways to commercialization and next steps.  Based in part on the results of the independent study, Valterra and the Company are currently considering further investment in Lion to advance research and development, establish pilot battery production capabilities, and promote commercialization of Lion's patented technology.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

Personnel

The Waterberg Project is operated by the Company primarily utilizing its own staff and personnel.  Contract drilling, geotechnical, engineering and support services are also utilized as required.  The Company's complement of managers, staff, and technical personnel currently consists of 8 individuals in South Africa and 4 individuals in Canada.  PTM RSA, the wholly owned South African subsidiary of the Company and Waterberg JV Co. also utilize contract services from a professional security firm as well as consultants and temporary workers from time to time.  In addition to the 8 individuals described above, one specialized consultant has been engaged from time to time in South Africa to assist with the implementation and execution of the Waterberg Social and Labour Plan ("Waterberg SLP") as well as stakeholder and community communication and engagement activities with regard thereto.

2. PROPERTIES

Under IFRS Accounting Standards, the Company capitalizes all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  The Company evaluates the carrying value of its property interests on a regular basis.  Management is required to make significant judgements to identify potential impairment indicators.  Any properties that management deems to be impaired are written down to their estimated net recoverable amount.

For more information on mineral properties, see below and Note 3 of the Financial Statements.

WATERBERG PROJECT

Recent Activities

Pre-production work is underway on the Waterberg Project although a formal construction start date has not yet been declared by Waterberg JV Co. as of the date of this MD&A.  During the nine-month period ended May 31, 2026, $1.80 million of expenditure was capitalized at the Waterberg Project for work carried out pursuant to the Stage Five and Stage Six Budgets (as defined below). This work included mineral resource geology, infrastructure engineering, and project area maintenance and security.  Environmental management requirements and other regulatory compliance activities continue.  Work on community engagement and components of the Waterberg SLP are also underway.

As of May 31, 2026, $55.2 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception from all investor sources to May 31, 2026, are approximately $92.9 million.

On October 20, 2022, the Company announced that Waterberg JV Co. had approved in principle a $21 million preconstruction work program ("Work Program") for the Waterberg Project, focused on early infrastructure, de-risking and project optimization.  Work items included infill and exploration drilling, initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility ESKOM, and advancement of the Waterberg SLP.

The first two stages of the Work Program totaling $6.1 million were completed in August 2023.  Specific activities included infill drilling, geotechnical drilling, an exploration borehole, mineral resource estimation, Waterberg DFS Update engineering, pre-construction engineering, electrical power supply engineering and the permitting and licensing of Construction Aggregate borrow pits at locations identified near the planned Waterberg Project mine site.  The third and fourth stages of the Work Program, totaling $3.0 million, were completed in August 2024.  Specific activities included the Waterberg DFS Update (see below) and normal project maintenance.

On February 18, 2025, the board of directors of Waterberg JV Co. unanimously approved a fifth stage of work (the "Stage Five Budget") in the amount of R42.0 million (approx. $2.27 million) for fiscal year 2025, to allow for the continuation of work programs underway. The shareholders of Waterberg JV Co. also approved the Stage Five Budget.

On September 17, 2025, the board of directors of Waterberg JV Co. unanimously approved a sixth stage of work (the "Stage Six Budget") in the amount of R92.1 million (approx. $5.11 million) for fiscal year 2026, to allow for the continuation of work programs underway. The Stage Six Budget was subsequently approved by a consent resolution of the requisite majority shareholders on September 26, 2025.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

On March 27, 2026, the board of directors of Waterberg JV Co. approved an additional fiscal 2026 budget (the "Supplemental Budget") in the amount of R27.4 million (approx. $1.69 million) for additional metallurgical drilling, flotation testing, and plant design engineering work for an internal study to assess the viability of a staged approach to Waterberg Project development, beginning first with a smaller T-Zone mine (the "T-Zone Study").  Waterberg JV Co. shareholders later approved the Supplemental Budget at its annual general meeting held on May 8, 2026.  A further amount to complete the T-Zone Study in fiscal 2027 is estimated at approx. 22.69 million (approximately $1.40 million) and is to be included in the fiscal 2027 budget, when presented for approval.  See more discussion about the T-Zone Study at "Outlook" below.

Waterberg JV Co. has engaged Discovery Drilling (Pty) Ltd. to drill fourteen NQ boreholes for the purpose of obtaining 600 kg to 800 kg of T-Zone ore material for metallurgical testing purposes pursuant to the T-Zone Study.  Plugged boreholes from earlier drilling programs will be re-entered to reduce drilling costs, with two or three deflections to then be completed in the mineralized T-Zone for each borehole.  Drilling commenced in mid-June and to date approximately 398 kgs of T-Zone ore material has been collected from six completed 5 boreholes and fourteen deflections. T-Zone samples are to be logged, assayed, and processed for metallurgical testing, including conventional flotation testing and Jameson Cell flotation testing

Small scale physical work activities in accordance with the Stage Six Budget recently commenced at the Waterberg Project with more work planned.  Activities include:

• Engagements with Eskom and payment of an Eskom Budget Quotation for a temporary 22KV, 3MVA, electrical supply at the mine site.  Detailed engineering work is now underway to determine the best route for a ±30km powerline, associated equipment selection and initial procurement activities for construction once approved by Eskom.

• Procurement activities are underway as a pre-cursor.  Work underway includes the establishment of aggregate borrow pits, initial road construction, construction water supply, and first stage accommodation facilities. Progress is in varying stages, with first contractor site establishment planned for August 2026.

A construction manager to oversee activities was recently appointed by Fraser McGill Pty Ltd.'s project office and is now on-site.

Concentrate Offtake and Processing

Ideally, before mine financing and a construction decision are undertaken for the Waterberg Project, sales revenue can be confirmed by way of arrangements for Waterberg Project concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives.  Several alternatives are discussed below.

Note that should Waterberg JV Co. enter into offtake or processing terms with an entity other than Implats, the Offtake ROFR would allow Implats the opportunity to match the terms offered.  Any transaction for concentrate offtake between Waterberg JV Co. and an entity involving any one or more shareholders must be entered into on a bona fide arms-length basis and for fair value.

Existing Smelters in South Africa

Obtaining reasonable terms for Waterberg Project concentrate offtake from an existing smelter/refiner in South Africa is considered a preferred option.  Discussions with all integrated PGE producers in South Africa, including Implats,  requesting concentrate offtake terms have occurred over the last several years.  To date, issues concerning capacity, pricing and certainty of delivery timing have precluded any agreement.  Discussions are ongoing and this option will continue to be pursued.

Construction of a Smelter in South Africa

The Waterberg DFS Update stated that "Additional smelting capacity may need to be constructed in the industry to be able to treat the flotation concentrate from the Waterberg Project and the other potential Northern Limb mines."  Hence, the possibility of establishing new processing capacity is being considered.  The Company has conducted internal research and formal studies to evaluate the economic feasibility of establishing a smelter and base metal refinery ("BMR") business in South Africa, jointly with third-party investors or partners.  Such a facility could provide fair market offtake terms to Waterberg JV Co., and possibly to other PGE miners, allowing for the production and sale of an upgraded product in the market without the need for offtake by a third-party smelter operator.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

Construction of a Smelter outside South Africa

The Company has also assessed the economic feasibility of constructing a smelter and BMR to process Waterberg Project concentrate outside of South Africa.  An initial trade-off study was completed to determine the viability of exporting PGE concentrate from South Africa to the Kingdom of Saudi Arabia ("Saudi Arabia").  Shipping costs are expected to be generally offset by lower energy costs.  The proposed smelter facility would benefit from existing infrastructure.  On December 20, 2023, the Company announced a cooperation agreement ("Cooperation Agreement") with Ajlan & Bros Mining and Metals Co. ("Ajlan") to study the establishment of a stand-alone platinum group metals smelter and BMR in Saudi Arabia.  The establishment of a PGE smelter and BMR in Saudi Arabia would align with the Kingdom of Saudi Arabia's Vision 2030 initiative to develop the Saudi mining and minerals industry to become the third pillar of Saudi Arabia's gross domestic product.

The Company believes that Saudi Arabia offers an attractive investment climate that includes highly competitive energy costs, a lower taxation rate, and significant government financing incentives.  On November 26, 2024, the Ministry of Investment for Saudi Arabia entered a memorandum of understanding with Ajlan and the Company to study and consider potential financial support for the proposed PGE smelter and BMR.

Before Waterberg Project concentrate could be exported to Saudi Arabia for processing, a key requirement would be to secure government approval for the long-term export of unrefined precious metals in concentrate from South Africa.  Platinum Group has been working with the Government of South Africa to identify local beneficiation opportunities and to analyze the possible impact of exporting concentrate on the value chain.  Through these discussions the Government of South Africa has expressed their preference and support for beneficiation in South Africa.

Construction of a Matte Furnace in South Africa and a BMR in Saudi Arabia

As a result of the view expressed by the Government of South Africa, Ajlan and PTM have also studied the possibility of establishing a matte furnace in South Africa capable of smelting Waterberg Project concentrate.  Such a facility would ideally be located at a site near the project with existing power, water and environmental authorizations.  Converter matte produced from the facility could be exported to Saudi Arabia for conversion and further treatment in a BMR.  End of life auto catalysts and petrochemical catalysts, sourced from the Gulf Region, could be co-processed in Saudi Arabia along with the Waterberg Project matte.  South African government approval for the export of converter matte to Saudi Arabia would still be required and discussions with government have occurred.  Under this scenario approximately 85% of planned investment and beneficiation would occur in South Africa.  The Government of South Africa continues to express their preference and support for beneficiation in South Africa.

Waterberg DFS Update

On September 16, 2024, the Company published the results of the Waterberg DFS Update which updated and replaced the previous NI 43-101 technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019, with an effective date of resources and reserves of September 4, 2019 ("2019 DFS").  Highlights of the Waterberg DFS Update include:

  Mineral reserve estimate: Proven and Probable mineral reserves increased by 20% to 23.41 million 4E oz (246.2 million tonnes at an average grade of 2.96 4E g/t, 0.08% copper ("Cu"), and 0.17% nickel ("Ni")).

  Increased Mineral Resources: Measured and Indicated mineral resources increased by 9.5% to 33.76 million 4E oz (345.03 million tonnes at an average grade of 3.04 4E g/t, 0.09% Cu and 0.18% Ni) using 2.5 4E g/t cut-off grade (2.0 4E g/t cut-off grade for F-Central Zone and F-South Zone). Inferred mineral resources increased by 6.6% to 8.52 million 4E oz (89.70 million tonnes at an average grade of 2.96 4E g/t, 0.08% Cu, and 0.15% Ni) using a 2.5 4E g/t cut-off grade (2.0 4E g/t cut-off grade for F-Central Zone and F-South Zone).

  Life of Mine ("LOM"): LOM increased from 45 to 54 years with annual steady state average production in concentrate of 353,208 4E oz and peak annual production of 432,950 4E oz.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

  After-tax net present value of $569 million, at an 8% real discount rate and an Internal Rate of Return of 14.2% using average long term consensus metal prices as of May 2024 ("Consensus Prices" as defined below).

  On site LOM average cash cost (including base metal by-product credits and smelter discounts as a cost) of $658 per 4E oz, with an all-in sustaining cost of $761 per 4E oz.

  Reduced Water Consumption: The Waterberg DFS Update models dry stack tailings technology, including a dewatering plant and dry tailings handling system, reducing estimated steady state make-up water requirements by 36% to approximately 2.85 megalitres per day and reducing the tailings impoundment surface footprint by approximately 46.0% to 155 hectares.

  LOM free after-tax cashflow of $6.5 billion at Consensus Prices.

  Estimated total project capital of $946 million, including 8.5% for contingencies, and peak capital estimated at $776 million.

  Project capital cost estimates are subject to market conditions, which have been generally inflationary.  Project financing to meet peak funding requirements for the Waterberg Project are envisaged to be provided by a combination of equity, proceeds from a secured loan facility, and possibly funding from a metal stream arrangement.

Mineral resources at the Waterberg Project are hosted in the T-Zone and F-Zone. The T-Zone is situated approximately 350 meters above the F-Zone with both zones striking northeast and dipping at approximately 38 degrees to the west. An arbitrary cut-off depth of 1,250-meters has been applied in all mineralized zones. Mineral resources for the Waterberg Project as reported in the Waterberg DFS Update have been estimated including the results of recent infill drilling as discussed above.  Mineral resources have been estimated based on a total of 374,399 metres of diamond drilling in 474 diamond drill holes and 585 deflections and have been stated at a 2.5 4E g/t cut-off for all T-Zones, F-North and F-Boundary Zones, and a 2.0 4E g/t cut-off for the F-Central and F-South Zones (the "Cut-Off Base Case"). In the Waterberg DFS Update, the Cut-Off Base Case was applied to the mineral resource model as an input to the mine design. At the Cut-Off Base Case, total Measured and Indicated mineral resources (which includes mineral reserves) are estimated at 345.03 million tonnes grading 3.04 4E g/t for 33.76 million 4E oz (versus 305.54 million tonnes grading 3.14 4E g/t for an estimated 30.84 million 4E oz in the 2019 DFS). Total Proven and Probable mineral reserves are estimated at 246.2 million tonnes grading 2.96 4E g/t for 23.41 million 4E oz (versus 187.51 million tonnes grading 3.24 4E g/t for 19.48 million 4E oz in the 2019 DFS).

The mineral resources and reserves for the Waterberg Project are categorized and reported in terms of NI 43-101 and are tabulated below.

Mineral Resource Estimate effective August 31, 2024, on 100% Project basis

Mineral Resource T-Zone 2024
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	M Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.5	5.24	1.10	2.06	0.05	0.78	3.99	0.13	0.07	20,917	0.673
Indicated	2.5	14.62	1.37	2.35	0.03	0.88	4.64	0.19	0.09	67,834	2.181
M+I	2.5	19.86	1.30	2.28	0.04	0.86	4.47	0.17	0.08	88,751	2.853
Inferred	2.5	18.23	1.18	2.00	0.04	0.85	4.07	0.15	0.07	74,159	2.384

Mineral Resource F-Zone 2024
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	M Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.0 & 2.5	78.08	0.87	2.01	0.05	0.15	3.08	0.08	0.20	240,471	7.73
Indicated	2.0 & 2.5	247.10	0.85	1.88	0.04	0.13	2.92	0.08	0.18	720,699	23.17
M+I	2.0 & 2.5	325.17	0.86	1.92	0.05	0.14	2.96	0.08	0.19	961,170	30.90
Inferred	2.0 & 2.5	71.47	0.81	1.70	0.04	0.12	2.67	0.06	0.15	190,940	6.14

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

Mineral Resource Waterberg Aggregate Total 2024
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	M Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Measured	2.0 & 2.5	83.32	0.89	2.01	0.05	0.19	3.14	0.09	0.19	261,389	8.40
Indicated	2.0 & 2.5	261.72	0.88	1.91	0.04	0.18	3.01	0.09	0.18	788,532	25.35
M+I	2.0 & 2.5	345.03	0.88	1.94	0.05	0.18	3.04	0.09	0.18	1,049,921	33.76
Inferred	2.0 & 2.5	89.70	0.89	1.76	0.04	0.26	2.96	0.08	0.15	265,099	8.52

Mineral Resource Category	Prill Split Waterberg Project Aggregate
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.3	64.19	1.59	5.95
Indicated	29.3	63.43	1.45	5.83
M+I	29.0	63.62	1.49	5.86
Inferred	30.00	59.68	1.35	8.95

Notes:

(1) All mineral resources in situ.

(2) Mineral resources are reported inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(3) 4E = PGE (Pt + Pd + Rh) and Au.

(4) The mineral resources stated above are shown on a 100% project basis, that is, for the Waterberg Project.

(5) Mineral resource cut-off 2.5 g/t (4E) grade except for FZ-Central and FZ-South are at 2.0 g/t cut-off grade (4E). Cut-off grade calculations performed in March 2023 and were based on the following assumptions:

  Metal prices: Pt at US$1,050/oz, Pd at US$1,300 /oz, Au at US$1,650/oz, Rh at US$5,000/oz, Cu at US$3.50/lb and Ni at US$8.50/lb.
  Unit costs: US$63.99 / t milled for F-Zones and US$76 / t milled for T-Zone (based on the 2019 DFS and escalated for inflation).
  Metal recoveries: 4E concentrator recoveries at 82% for F-Zones and 81% for T-Zone. Base metal recoveries for the F-Zones at 50.0% for Ni and 88.6% for Cu, T-Zone at 46.0% for Ni and 86.6% for Cu.
  Smelter recovery/payabilities: 83.5% for 4E and 72.0% for Cu and Ni.

(6) Conversion factor used - kg to oz = 32.15076.

(7) Numbers may not add due to rounding.

(8) A 5% and 7% geological loss were applied to the Measured / Indicated and Inferred mineral resource categories, respectively.

Mineral reserves are a subset of the mineral resource envelope at the Cut-Off Base Case, and they include only Measured and Indicated mineral resources, with dilution and stope shapes considered.  Mining thickness was set at 2.4 meters to 20 meters in the T-Zone and 2.4 meters to 118 meters in the F-Zone.  Sublevel planning of 20 meters to 40 meters was considered in the mine plan for mineral reserves.

Proven Mineral Reserve Estimate 4E g/t - Effective August 31, 2024

		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T-Zone	5,094,182	1.76	0.93	0.04	0.63	3.36	0.10	0.06	17,138	0.551
F-Central	32,297,283	1.90	0.82	0.04	0.13	2.89	0.06	0.17	93,186	2.996
F-South	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.000

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
F-North	16,637,670	2.04	0.85	0.05	0.16	3.10	0.10	0.20	51,558	1.658
F-Boundary North	4,975,853	1.99	0.97	0.05	0.16	3.17	0.10	0.22	15,784	0.507
F-Boundary South	5,294,116	2.31	1.04	0.05	0.18	3.59	0.08	0.19	19,015	0.611
F-Zone Total	59,204,921	1.98	0.86	0.05	0.14	3.03	0.08	0.19	179,543	5.772
Waterberg Total	64,299,103	1.97	0.86	0.05	0.18	3.06	0.07	0.17	196,681	6.323

Probable Mineral Reserve Estimate 4E g/t - Effective August 31, 2024

		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T-Zone	14,137,694	2.05	1.18	0.02	0.75	4.01	0.16	0.08	56,623	1.820
F-Central	99,814,040	1.72	0.74	0.04	0.12	2.61	0.07	0.17	260,936	8.389
F-South	10,643,204	1.85	0.99	0.05	0.13	3.02	0.03	0.11	32,127	1.033
F-North	36,573,456	2.12	0.90	0.05	0.16	3.23	0.09	0.20	118,079	3.796
F-Boundary North	13,312,581	1.91	0.99	0.05	0.17	3.11	0.10	0.23	41,432	1.332
F-Boundary South	7,421,801	1.89	0.92	0.04	0.13	2.98	0.06	0.18	22,128	0.711
F-Zone Total	167,765,082	1.84	0.82	0.04	0.13	2.83	0.07	0.18	474,702	15.262
Waterberg Total	181,902,775	1.85	0.84	0.04	0.18	2.92	0.08	0.17	531,324	17.082

Proven & Probable Mineral Reserve Estimate 4E g/t Effective August 31, 2024

		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T-Zone	19,231,876	1.97	1.11	0.03	0.72	3.84	0.14	0.07	73,760	2.371
F-Central	132,111,323	1.76	0.76	0.04	0.12	2.68	0.06	0.17	354,121	11.385
F-South	10,643,204	1.85	0.99	0.05	0.13	3.02	0.03	0.11	32,127	1.033
F-North	53,211,126	2.10	0.88	0.05	0.16	3.19	0.10	0.20	169,637	5.454
F-Boundary North	18,288,434	1.93	0.98	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F-Boundary South	12,715,917	2.06	0.97	0.05	0.15	3.24	0.07	0.19	41,143	1.323
F-Zone Total	226,970,003	1.87	0.83	0.04	0.14	2.88	0.07	0.18	654,245	21.034
Waterberg Total	246,201,879	1.88	0.85	0.04	0.18	2.96	0.08	0.17	728,005	23.406

Notes:

(1) The mineral reserves are based on using the long hole mining method with paste backfill. A minimum stope width of 2.4 m (true width) was used.

(2) The point of reference for the mineral reserves is defined as the point where the mined ore is delivered to the processing plant.

(3) 4E = PGE (Pd + Pt + Rh) and Au.

(4) A stope cut-off grade of 2.0 g/t 4E was used for mine planning for F-Central and F-South while a 2.5 g/t 4E was used for mine planning for the T-Zone and other F-Zones in the mineral reserves estimate.

(5) Long-term metal prices assumed for cut-off grade estimates were Pt = US$1,050.00/oz, Pd = US$1,300.00/oz, Rh = US$5,000.00/oz, Au = US$1,650.00/oz, Cu = US$3.50/lb, Ni = US$8.50/lb and exchange rate 17.22 ZAR = 1 US$.

(6) Long-term metal recoveries assumed for cut-off grade estimates were 4E 82% for the F-Zones and 4E 81% for the T-Zone. A smelter recovery of 4E 83.5% was assumed for all zones.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

(7) Long-term operating costs assumed for the cut-off grade estimates were US$63.99 per tonne mined for the F-Zone and US$76.09 per tonne mined for the T-Zone and include mining, processing, infrastructure, general and administration, transport, royalties, and sustaining capital.

(8) Tonnage and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.

(9) Numbers may not add due to rounding.

Metals Markets and Price Deck Assumptions

The Waterberg Project has a considerable ramp up period and a long LOM. Metals markets and foreign exchange rates are difficult to predict for 10 to 20 years in the future. The Waterberg Project financial performance has been estimated in the Waterberg DFS Update at Consensus Prices as set out in the table below. These prices were based on a review of long term (2028) consensus price forecasts assembled by Bloomberg and Select Cap IQ as of May 31, 2024.

At Consensus Prices, the basket price per LOM average 4E oz is estimated at US$1,325.

Rand based costs in the Waterberg DFS Update are converted to US$ at forecast real exchange rates from 2025 to 2027 and then long term for 2028 and later at 20.07 (US$/ZAR). The exchange rate assumptions within Consensus Prices are based on Oxford Economics forward projection as of May 15, 2024.

Price Deck Assumptions

Description	Commodity	Unit of Measure	Long term Real
Consensus Prices	Pt	USD / oz	1,605
	Pd	USD / oz	1,062
	Au	USD / oz	1,812
	Rh	USD / oz	6,209
	Cu	USD / lb	4.53
	Ni	USD / lb	9.73
Exchange Rate 2025		USD/ZAR	18.92
Exchange Rate 2026		USD/ZAR	19.28
Exchange Rate 2027		USD/ZAR	19.67
Exchange Rate 2028		USD/ZAR	20.07
Exchange Rate Long Term		USD/ZAR	20.07

Readers are directed to review the full text of the Waterberg DFS Update, available for review under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov for additional information.

The Waterberg DFS Update indicates that as a result of its shallow depth, good grade and fully mechanized mining approach, the Waterberg Project can be a safe mine within the lowest quartile of the Southern Africa platinum group element industry cost curve.

The Waterberg DFS Update mine plan models production at 4.8 million tonnes of ore per annum and a LOM average of 353,208 4E oz per year in concentrate.  Maximum annual production is estimated in the Waterberg DFS Update at 432,950 4E oz in concentrate. The mine initially accesses the F-Central Zone orebody using a single set of twin decline tunnels (service decline and conveyor decline) with mining of 400,000 tonnes per month by fully mechanised long hole stoping methods.  The Central-F steady state ore to waste ratio in the Waterberg DFS Update is a favourable 14.8 and approximately 47% of waste rock will be placed underground as backfill, with the balance to be trucked or conveyed to surface. Ore will be mucked to one of numerous underground rock breakers, where it will be sized and then transported to surface by conveyors. Paste backfill will be utilized, allowing for a high mining extraction ratio as mining can be completed next to backfilled stopes with few internal pillars.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

Mining Right Grant

A formal mining right application ("MRA") for the Waterberg Project, including the Waterberg SLP, was accepted for filing by the DMPR on September 14, 2018.  An Environmental Impact Assessment ("EIA") and Environmental Management Program ("EMP") were filed with the DMPR on August 15, 2019.  An initial EA was granted for the Waterberg Project on August 12, 2020, with the final EA issued on November 10, 2020.  The mining right for the Waterberg Project (the "Waterberg Mining Right") was granted on January 28, 2021, notarially executed on April 13, 2021, was registered at the Mineral and Petroleum Titles Registration Office on July 6, 2021, and remains active.

On March 7, 2024, a group claiming to be the rightful leadership of two host communities filed an application in the High Court seeking to set aside the January 28, 2021, grant of the Waterberg Mining Right by the DMPR.  Many of the applicants participated in earlier, unsuccessful appeals against Waterberg JV Co.  The applicants requested condonation for the late filing of this appeal, claim informal rights to two farms overlaying a portion of the Waterberg Mining Right area, object to the grant of the Waterberg Mining Right, and object to the DMPR dismissing their previous appeals.  The two farms in question are not expected to host any significant mine infrastructure.  Attorneys acting on behalf of Waterberg JV Co. filed a notice of opposition and an answering affidavit seeking dismissal of the application.  The DMPR has also filed a notice of opposition and an answering affidavit. A non-profit organisation, the Land and Accountability Research Centre (LARC) at the University of Cape Town, has requested to be admitted as amicus curiae in the matter, but has not, as of the date of this MD&A, filed any formal court application for such admission.

The Company believes that all requirements specified under the National Environmental Management Act of 1998, the MPRDA and other applicable legislation have been complied with and that the DFFE correctly approved and the DMPR correctly issued the EA and the Waterberg Mining Right.  Based on long term consultation and dialogue with local communities, the Company also believes that the leadership and the majority of residents in the host communities support the Waterberg Project.

Community Considerations

Beginning in late 2021, the Member of the Executive Committee ("MEC") for the Limpopo Department of Economic Development, Environment and Tourism, hosted several meetings and engagements and facilitated mediation sessions with representatives of Waterberg JV Co. and leaders from communities where mine infrastructure is planned to be located, to assist with the reconciliation of concerns.  Many community concerns were addressed and a settlement agreement with the principal host community determining infrastructure locations was agreed and executed in April 2024.  Work and negotiations on long term surface lease agreements are underway.

Waterberg JV Co. remains committed to engaging and working with all host communities to ensure that all legitimate concerns are addressed, and mining operations are conducted in a harmonious and respectful manner.  Waterberg JV Co. aims to optimize the Waterberg Project for the benefit of all stakeholders.

Training for a new mechanised mining workforce is an important component of the Waterberg Project life of mine plan and the Waterberg SLP.  Planning for training programs has been undertaken with the assistance of global mine training leader, NORCAT, of Sudbury, Ontario.  The Waterberg DFS Update modelled a significant investment in training, focussed on the immediate area of the Waterberg Project, working in cooperation with local communities, colleges and facilities.

Water supply and delivery are important issues affecting local communities near the Waterberg Project.  Waterberg JV Co. and the Capricorn District Municipality continue to work cooperatively for the development of water resources to the benefit of local communities and the Waterberg Mine.  Detailed hydrological work studying the utilization of known sources for significant volumes of groundwater has been conducted and has identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins has been completed resulting in the identification of sufficient water supplies.  Earlier drilling programs conducted by the Capricorn District Municipality identified both potable and high mineral unpotable water resources in the district.  Drilling by Waterberg JV Co. has identified some potable water resources.  Several boreholes proximal to the Waterberg Project identified large volumes of high mineral, unpotable water not suitable for agriculture.  Hydrological and mill process specialists have tested the use of this water as mine process water.  In general, ground water resources identified proximal to the Waterberg Project have the potential for usage by both the Waterberg Mine and local communities.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

The establishment of servitudes for power line routes and detailed planning and permitting with ESKOM are also advancing.  Power line environmental and servitude work is being completed by specialist consultants and a high voltage engineering company Kumena Consulting Pty Ltd. (previously Private National Grid and TDx Power assisted Waterberg JV Co.) in coordination with ESKOM.  Electrical power connection planning for approximately a 70 km, 132MvA line to the Waterberg Project is ongoing.  Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  ESKOM is engaged with project engineers to determine electrical power sources and availability.  A temporary, approximately 30 km, 3MVA / 22kV power line for the construction period from the nearby grid at Bochum, is being designed and costed.  Community engagement regarding power line routes, completion of an EIA and detailed engineering for the power line routes is in process.

Alternative renewable energy sources are also being considered for the Waterberg Project.  One such option envisages a solar panel farm, including battery storage, to be built by a third-party operator at a suitable location near the Waterberg Project.  The cost of construction would be carried by the third-party operator and the power provided would be charged to Waterberg JV Co. at rates that would include a return of capital to the third-party operator.

Social and Labour Plan

The initial Waterberg SLP was developed pursuant to DMPR guidelines for social and labour plans and had been submitted in accordance with section 46 of the MPRDA together with the Waterberg Mining Right application, which right was granted on January 28, 2021, and registered on July 6, 2021.  The objective of the Waterberg SLP is to align the Company's social and labour principles with the related requirements established under the Mining Charter 2018, as applicable from time to time.  These requirements include promoting employment and avoiding retrenchments, advancement of the social and economic welfare of all South Africans, contributing toward the transformation of the mining industry and contributing towards the socio-economic development of the communities proximal to the Waterberg Project.  Contractors will be required to comply with the Waterberg SLP and policies, including commitment to employment equity and BEE, proof of competence in terms of regulations, commitment to undertake training programs, compliance with all policies relating to recruitment, training, health and safety, etc.  In terms of human resources training, the Waterberg SLP will establish objectives for adult-based education training, learnerships and development of the skills required by the mining industry, portable skills training for transition into industries other than mining, education bursaries and internships.  The initial Waterberg SLP also envisages a plan to establish local economic development objectives for projects such as infrastructure and educational support to local schools, the equipping and extension of a clinic/health facility, water and reticulation projects, and various other localized programs for small scale industry, agriculture, entrepreneurship and health and education.

To support the initial Waterberg SLP for affected communities near the Waterberg Project, expenditures amounting to an aggregate R428.9 million (approx. $26.43 million at May 31, 2026) were budgeted over a five-year period.  The initial Waterberg SLP includes provisions for human resource development, local economic development, and transferrable skills management.  Expenditures are subject to the grant of all required regulatory approvals, licenses and permits and the commencement of development activities on site.  At the end of each five-year period a new social and labour plan will be established, considering actual expenditures to date and changes to adjust for community feedback, needs and preferences.

Waterberg JV Co. recently completed certain necessary maintenance and water infrastructure upgrades on the farm Early Dawn.  The completed project is to be handed over to the control of the Capricorn District Municipality and Blouberg Local Municipality.  Waterberg JV Co. also intends to commence with the necessary maintenance of certain water infrastructure on the farm Ketting.  A contractor has been appointed, and Waterberg JV Co. has received formal written approval from the Capricorn District Municipality to commence with work.  Waterberg JV Co. is still in the process of obtaining the Community's consent to commence with the necessary maintenance. Both of these water infrastructure upgrades form a part of a Bulk Water Reticulation local economic development ("LED") Program under the Waterberg SLP.

Site establishment for a Medical Clinic Upgrade LED Program on the farm Goedetrouw has been completed and construction of the upgrades commenced in early June 2026.  A number of local community members have been appointed as contract labour.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

Waterberg JV Co. is in the process of closing the initial five-year Waterberg SLP (2021 - 2025). However, certain LED and human resources development programs under this SLP will continue in parallel with a new second Waterberg SLP (2026 - 2030) (the "New Waterberg SLP") until Waterberg JV Co. has complied with the full plan. Certain infrastructural LED programs will only be implemented once a construction decision has been made (e.g. the full bulk water reticulation and road upgrade programs).  The New Waterberg SLP commencing in 2026 has also been developed pursuant to DMPR guidelines for social and labour plans and written with community input and has been submitted to the DMPR for review and approval.

Environmental, Social and Governance ("ESG")

Being a responsible corporate citizen means protecting the natural environment associated with its business activities, providing a safe workplace for its employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where the Company operates so that it can enhance the lives of those who work and live there beyond the life of such operations. The Company takes a long-term view of its corporate responsibility, which is reflected in the policies that guide its business decisions, and in its corporate culture that fosters safe and ethical behaviour across all levels of Platinum Group. The Company's goal is to ensure that its engagement with its stakeholders, including its workforce, industry partners, and the communities where it operates, is continued, mutually beneficial and transparent. By building such relationships and conducting ourselves in this manner, the Company can address specific concerns of its stakeholders and work cooperatively and effectively towards achieving this goal.

  ESG Approach and Objectives

The Company and Waterberg JV Co. are committed to conducting business in a responsible and sustainable manner. Our core ESG values are:

  maximizing the positive effect of our projects and operations for all stakeholders;

  caring for the environment in which we operate;

  contributing to both the short-term and long-term development of our host communities;

  ensuring safe and secure workplaces for our employees;

  contributing to the welfare of our employees and local communities; and

  promoting good corporate governance, through openness, transparency, and accountability.

We continue to work on enhancements to our community engagement processes for all our mining and environmental matters.  We consider all stakeholders and confirm our commitment to the health and safety of our employees and surrounding communities.  Health and safety also remain a top priority.  Our ESG objectives include:

  reducing planned water consumption;

  attaining full compliance with regulations and reporting of greenhouse gas emissions;

  achieving minimum impact on vegetation and supporting and enabling local biodiversity;

  reducing planned industrial waste;

  resolving individual community member grievances;

  continuing and improving stakeholder communication and engagement programmes; and

  achieving zero significant environmental incidents.

  ESG Reporting and Assessment

The Company's ongoing ESG analysis continues to refine the set of performance indicators to measure and monitor key environmental, social sustainability and governance activities at the Waterberg Project. We wish to achieve a high level of understanding and commitment from those who carry out our day-to-day activities.  Our social performance indicators aim to cover social risk management, grievance management, community investment and human rights.  Our environmental performance indicators aim to cover environmental impact mitigation, audits, water, energy, greenhouse gas emissions and environmental remediation and rehabilitation.  Health and safety performance indicators are also to be recorded and monitored.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

The Company has worked with Digbee Ltd. ("Digbee") since 2021 to independently assess its ESG development and disclosure at both the corporate and project level as it moves toward the construction phase of the Waterberg Project.  The Digbee ESG platform is aligned with over 25 global reporting standards to generate an appropriate ESG score for development stage mining companies and address real risk.

As part of the Waterberg MRA process the Company developed a wide ranging set of studies and plans in relation to potential ESG impacts.  These studies and plans were leveraged to form the basis of the Digbee ESG assessment and subsequent outcomes.

For 2025, an independent team of Digbee ESG experts evaluated the Company's ESG submission against a set of rigorous and standardized scoring criteria.  To ensure accuracy and credibility, these scores were finalized after being peer reviewed.  Platinum Group achieved an overall score of BBB with a range of CC to AAA based on the information provided.  The total score shown below reflects the calculated average of the average corporate and project scores awarded.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

Awarded ESG Ratings (October 2025)

High Level Positive Outcomes

  PTM's strategy is regularly updated and aligned with the Definitive Feasibility Study (DFS) for the Waterberg Project. The DFS incorporates enhanced water resource management activities through the integration of dry stack tailings, and a skills development and training programme.

  The training programme, intended to bridge the gap between community skills and those required for mechanised mining, has commenced.

  The SLP focuses on procuring local products and services to meet sectoral numerical targets under the South African Employment Equity Act.  The Company has started tracking labour diversity.

Potential Risks and Opportunities (per Digbee Report)

  The downturn in the commodity market has shifted the focus towards business development, care and maintenance, and capital preservation, which has consequently delayed project momentum.

  A formal risk management framework to identify and manage risks and opportunities is yet to be established, which may hinder PTM's ability to proactively address strategic and operational risks.

  ESG continues to be a key area of interest for stakeholders and investors.  However, PTM has yet to commit to any industry standards besides Human Rights.

Environmental, Health, Safety and Technical Advisory Committee

As part of its mandate to assist the board of directors of the Company (the "Board") in its oversight of capital projects and material transactions undertaken by the Company, its subsidiaries or its affiliates from an environmental, technical, financial and scheduling perspective, the Environmental, Health, Safety and Technical Advisory Committee (the "EHST Committee") is responsible for developing and monitoring standards for ensuring a safe and healthy work environment and to promote sustainable development.  The EHST Committee is also responsible for providing oversight of the Environmental, Health, Safety, and Social Responsibility Policies (the "EHSSR Policies"), the Human Rights Policy, and for monitoring the Company's practices in these areas, including the monitoring of (a) risks, challenges and opportunities to the Company's business associated with environmental, health, safety and social responsibility matters; (b) the Company's sustainability conduct, including environmental, health, safety and social policies and programs and overseeing performance in such areas; (c) the Company's compliance and applicable legal and regulatory requirements associated with environmental, health, safety, and community conduct; and (d) the Company's external reporting in relation to health, safety, environmental and community conduct.

Governance and Nomination Committee

The Governance and Nomination Committee of the Board also plays an important role in assisting the Board with its oversight of ESG matters.  The Governance and Nomination Committee is responsible for developing and implementing governance guidelines and principles, providing governance leadership to the Company and monitoring governance programs and policies, including without limitation, the Code of Business Conduct and Ethics and the Commitment to Anti-Bribery Conduct.  The Governance and Nomination Committee reviews the Company's policies to ensure compliance with the applicable rules and regulations, and where necessary or desirable on account of governance trends that are appropriate for the Company, recommends changes, or the adoption of further policies, to the Board for approval.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

Environmental, Health, Safety, and Social Responsibility Policies

The EHSSR Policies supplement the requirements, guidelines, and standards of conduct specified in Platinum Group's other policies and affirm the Company's commitment to health and safety, social license and sustainable development, environmental stewardship, and human rights.  The EHSSR Policies are intended to be a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of Platinum Group.  The EHSSR Policies outline the Company's ESG expectations for all employees, directors, contractors, and consultants performing services for or on behalf of the Company.

Human Rights Policy

Along with integrating human rights into its risk assessment and due diligence processes, the Company is dedicated to fostering a culture of respect for human rights in the workplace.  It also actively seeks positive interactions and collaborations with stakeholders who are impacted by its operations.  The EHST Committee assists the Board in the oversight of the Human Rights Policy including, reviewing the effectiveness and compliance of this policy on a regular basis, monitoring the Company's performance, challenges and commitments in the prevention or mitigation of any human rights issues, and reviewing the proposed public disclosure of any Company human rights matters.

The Company has also adopted a Code of Business Conduct and Ethics, a Commitment to Anti-Bribery Conduct, a Clawback Policy, and a Whistleblower Policy, amongst other customary policies.  Copies of the policies and committee charters may be found on the Company's website at www.platinumgroupmetals.net/corporate/governance/default.aspx (which are not incorporated by reference).

We also adhere to the corporate governance policies of the Toronto Stock Exchange (the "TSX") and the NYSE American, LLC.

On February 24, 2026, the Company held its Annual General Meeting.  All resolutions were passed in the form proposed by an affirmative vote of the shareholders.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(A) Liquidity and Capital Resources

Recent Equity Financings

On November 13, 2024, the Company filed a final short form base shelf prospectus (the "2024 Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (the "2024 Registration Statement") with the SEC under the Multijurisdictional Disclosure System established between Canada and the United States.  Pursuant to the 2024 Shelf Prospectus and the 2024 Registration Statement, the Company may offer and sell in Canada or the United States, Common Shares, debt securities, warrants, subscription receipts, or a combination thereof up to an aggregate initial offering price of $250.0 million from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the 2024 Shelf Prospectus and the 2024 Registration Statement remain effective.

On December 5, 2024, the Company filed a supplement to the 2024 Shelf Prospectus and announced an Equity Distribution Agreement with BMO Nesbitt Burns Inc. and Beacon Securities Limited (together the "Canadian Agents") and BMO Capital Markets Corp. (the "US Agent") whereby the Company could sell its Common Shares for up to $50.0 million in aggregate sales proceeds in "at the market" transactions (the "2025 ATM").  From December 5, 2024, to January 23, 2026, the Company sold 22,726,804 shares at an average price of $2.20 for gross proceeds of $50.0 million and net proceeds of $48.7 million after the deduction of fees paid to the US Agent.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

On March 10, 2026, the Company filed a subsequent supplement to the 2024 Shelf Prospectus and announced a subsequent Equity Distribution Agreement with BMO Nesbitt Burns Inc. and Beacon Securities Limited (as the Canadian Agents) and BMO Capital Markets Corp. (as the US Agent) whereby the Company could sell its Common Shares for up to $60.0 million in aggregate sales proceeds in "at the market" transactions (the "2026 ATM").  During the three month period ended May 31, 2026, and as of the date of this MD&A the Company has sold 1,059,233 common shares at an average price of $1.90 per share for gross proceeds of $2.01 million and net proceeds of $1.96 million after the deduction of fees paid to the US Agent.

On May 29, 2025, the Company completed a non-brokered private placement with Deepkloof Limited ("Deepkloof"), a subsidiary of Hosken Consolidated Investments Limited ("HCI"), where the Company issued 800,000 Common Shares at $1.26 per share for gross proceeds of $1.0 million.

Proceeds from offerings above have been and will be used for the advancement of the Waterberg Project and general corporate purposes.

Intended Use of Proceeds	Actual Use of Proceeds
From the inception of the 2026 ATM until May 31, 2026, the Company issued 1,059,233 Common Shares and raised gross proceeds of $2.0 million.

The net proceeds of any such sales under the 2026 ATM were and continue to be used for (i) staged development programs at the Company's Waterberg Project; and (ii) general corporate and administrative purposes.	At May 31, 2026, the Company has not spent any of the 2026 ATM funds but continues to anticipate spending these funds on (i) staged development programs at the Company's Waterberg Project; and (ii) general corporate and administrative purposes.
From the inception of the 2025 ATM until January 2026, the Company issued 22,726,804 Common Shares and raised gross proceeds of $50.0 million.

The intended use of funds was, and continues to be for pre-construction site work, engineering and preparation, a potential phase one development program at the Waterberg Project, a Saudi Arabia smelter and BMR definitive feasibility study, a contingency provision and general, corporate and administrative expenses.	At May 31, 2026, the Company has spent $7.33 million of the funds raised pursuant to the 2025 ATM. These funds were used for pre-construction site work, preparations for a Saudi Arabia smelter and BMR definitive feasibility study and corporate and administrative expenses.
During the year ended August 31, 2025, the Company completed a private placement and issued 800,000 Common Shares for gross proceeds of $1.0 million.

The Company intended to use the net proceeds of the private placement for its share of pre-construction site work, engineering and preparation costs on the Waterberg Project in South Africa, and for general corporate and working capital purposes.	At August 31, 2025, the Company had spent the proceeds of $1.0 million from the private placement. These funds were used for pre-construction site work, engineering and preparation costs and for general corporate and working capital purposes.

Liquidity

The Company's Financial Statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months.

At May 31, 2026, the Company had cash and cash equivalents of $44.7 million and working capital (current assets less current liabilities) of $44.3 million. During the nine-month period ended May 31, 2026, the Company incurred a loss of $2.9 million and incurred cash outflows from operating activities of $4.1 million.

As indicated above, on November 13, 2024, the Company filed the 2024 Shelf Prospectus and the corresponding 2024 Registration Statement. The Company received gross proceeds of $50.0 million using the 2025 ATM and $2.0 million under the 2026 ATM.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

The continued operations of the Company and the recoverability of the amounts shown for mineral properties is dependent upon the ability of the Company to obtain the necessary financing to complete the development of the Waterberg Project and bring it to future profitable production. The Company does not generate cash flows from operations to fund its activities and therefore relies principally on the issuance of securities for financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

With shareholder approval at the Company's Annual General Meeting on February 24, 2026, the Company amended its share compensation and deferred share unit ("DSU") plans to, among other things, permit the Company to settle DSUs in cash, Common Shares or a combination of cash and Common Shares. These amendments provide the Company with greater financial flexibility than the prior terms of the DSU plan, which required settlement of DSUs in cash.  On May 28, 2026, the Company further amended its share compensation plan to clarify and include provisions with respect to: (i) cashless exercise by net settlement for all participants; and (ii) the surrender of vested and exercisable options in exchange for a cash payment for US participants. The amendments were made pursuant to an exemption available under the TSX Company Manual from the requirement to obtain shareholder approval.

Contractual Obligations

The following table discloses the Company's contractual obligations as at May 31, 2026 (in thousands of dollars):

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$91	$168	$-	$-	$259
Environmental Bonds	67	200	133	-	400
Waterberg Project	57	-			57
Totals	$215	$368	$133	$-	$716

Other contingencies: Refer to section 8 below - Risk Factors.

Amounts Receivable and Payable

Amounts receivable at May 31, 2026, totaled $0.2 million, (August 31, 2025 - $0.1 million) being comprised mainly of South African value added taxes.

Accounts payable and accrued liabilities at May 31, 2026, totaled $0.8 million (August 31, 2025 - $0.8 million) being comprised mainly of fees related to the Company's recent financing activities.

(B) Results of Operations

Nine-month period ended May 31, 2026

For the nine-month period ended May 31, 2026, the Company incurred a net loss of $2.9 million (May 31, 2025 - $3.4 million).  General and administrative expenses totaled $2.9 million (May 31, 2025 - $2.8 million) with the higher expense being due to increased legal and regulatory fees in the current period due to the Company's recent financing activities.  Share based compensation totalled $1.0 million (May 31, 2025 - $0.8 million) with the increase due to the valuation of share purchase options granted in the current period being higher than the previous comparable period.  During the nine-month period, $1.8 million was spent at the Waterberg Project (May 31, 2025 - $1.6 million).  For the nine-month period ended May 31, 2026, a recovery of $4.2 million was recognized in the currency translation adjustment (May 31, 2025 - $0.6 million expense) due to the increase in value of the South African Rand relative to the U.S. Dollar in the current period.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

Three-month period ended May 31, 2026

For the three-month period ended May 31, 2026, the Company earned a profit of $1.0 million (May 31, 2025 - $1.2 million loss).  General and administrative expenses totaled $0.7 million (May 31, 2025 - $0.8 million).  A foreign exchange gain of $0.5 million (May 31, 2025 - 0.1 million loss) was due to the increase in value in the U.S. Dollar relative to the Canadian Dollar.  Share based compensation recovery totalled $0.7 million (May 31, 2025 - $0.3 million loss) with the recovery being due to the revaluation of DSUs.  For the three-month period ended May 31, 2026, a U.S. Dollar 1.4 million loss was recognized in the currency translation adjustment (May 31, 2025 - $1.6 million gain) due to the decrease in value of the South African Rand relative to the U.S. Dollar in the current period.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters (in thousands of dollars, except for share data):

Quarter ended	May 31, 2026	Feb. 28, 2026	Nov. 30, 2025	Aug. 31, 2025
Finance and other income(1)	$443	$335	$196	$135
Net (profit) loss	(955)	1,994	1,841	1,135
Basic (profit) loss per share(2)	(0.01)	0.02	0.02	0.01
Total assets	101,107	101,387	71,758	62,099
Quarter ended	May 31, 2025	Feb. 28, 2025	Nov. 30, 2024	Aug. 31, 2024
Finance and other income(1)	$44	$36	$60	$83
Net loss	1,156	411	1,835	590
Basic loss per share(2)	0.01	0.00	0.02	0.01
Total assets	54,939	48,471	50,170	52,093

Notes:

(1) The Company earns income from interest bearing accounts and deposits. Rand balances earn higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash and short-term investments on hand.

(2) Basic loss per share is calculated using the weighted average number of Common Shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue Common Shares were exercised or converted to Common Shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

4. DIVIDENDS

The Company has never declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that in the foreseeable future all available funds will be invested to finance its business.  The Company plans to consider a dividend policy upon the establishment of positive cash flow.

5. RELATED PARTY TRANSACTIONS

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are as follows (in thousands of dollars):

(i) During the nine-month period ended May 31, 2026, an amount of $262 (May 31, 2025 - $254) was paid or accrued to independent directors for directors' fees and services.

(ii) During the nine-month period ended May 31, 2026, the Company was paid or accrued payments of $39 (May 31, 2025 - $38) from West Vault Mining Inc., a company with one officer in common (Frank Hallam), in compensation for accounting and administrative services.

(iii) In fiscal 2018, Deepkloof made a strategic investment in the Company by way of a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the Board and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the Board. As of May 31, 2026, HCI's ownership of the Company was reported at 27,767,994 Common Shares, representing a 21.710% interest in the Company.  In May 2025, Deepkloof subscribed to a private placement of 800,000 Common Shares at $1.26 per share for gross proceeds to the Company of $1.0 million.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

6. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7. OUTSTANDING SHARE DATA

The Company has an unlimited number of Common Shares authorized for issuance without par value.

At May 31, 2026, and the date of this MD&A, the Company had 127,885,112 common shares issued and outstanding 3,147,430 incentive stock options, 583,835 restricted share units and 1,057,900 DSUs outstanding.

8. RISK FACTORS

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position.  For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section titled "Risk Factors" in the 2025 AIF and 2025 40-F, and the documents incorporated by reference therein.  The Company's 2025 AIF and 2025 40-F may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.  Certain risk factors are discussed below in more detail.

International Conflicts

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global energy markets, supply chains, consumer demand, and financial markets. Russia's invasion of Ukraine, ongoing since 2022, has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices, supply chains and global economies more broadly. Recent and ongoing hostilities involving Israel, Iran, the United States, the military wing of Palestinian Islamist organisation Hamas, Lebanese Islamist paramilitary group Hezbollah, and the Houthi movement in Yemen, are currently destabilizing oil supplies, commodity prices, supply chains and global economies.  Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business and financial condition.

The extent and duration of the current conflicts and related international actions, and the effectiveness of any agreed ceasefires, cannot be accurately predicted at this time, and the effects of such conflicts may magnify the impact of the other risks identified in this MD&A, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing, and unforeseeable impacts may materialize, and may have an adverse effect on the Company's business, results of operations and financial condition.

Tariffs and Duties

During calendar 2025 various countries have implemented automobile-specific and broad-based national tariffs on imported goods.  The United States continues to threaten further tariffs.  Some tariffs have been implemented then cancelled immediately, while others have remained in place as of the date of this MD&A.  No tariffs have been implemented specifically against platinum and palladium but as tariffs will increase the cost of most items (including automobiles) the demand for such products may decline, also then reducing the demand for platinum and palladium.  Further, the effects of a global trade war resulting from new tariffs would negatively effect demand and consumption of all goods throughout the world, thus having a negative effect on the Company.  At this time the full effects of newly implemented tariffs are undetermined.

On July 30, 2025, the U.S. Department of Commerce received an antidumping duty petition concerning imports of unwrought palladium from Russia, filed on behalf of Stillwater Mining Company and the United Steel Paper, and Forestry, Rubber, Manufacturing, Energy, Industrial and Service Workers International Union.  A countervailing duty petition concerning imports of unwrought palladium from Russia was also filed.  While the U.S. Department of Commerce decided an antidumping duty of 132.83% and a countervailing duty of 109.10%, trade remedy laws required an independent finding of economic injury before these duties could take effect.  The proposed triple-digit tariffs on Russian palladium ultimately were not issued because the U.S. International Trade Commission ("USITC") officially blocked them.  On May 29, 2026, the USITC voted unanimously in the negative, determining that the U.S. domestic industry was not materially injured or threatened by Russian imports.  As a result, the investigation officially ended, and no tariff orders will be put in place.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

Relations between South Africa and the United States

Relations between the United States and South Africa recently reached their lowest point since the end of apartheid.  Driven by South Africa's ties to Russia and China, its genocide case against Israel, and Washington's rejection of Pretoria's "neutral" stance, the divide widened sharply following 30% U.S. tariffs imposed in 2025 and a targeted U.S. refugee program for white South Africans. This ongoing diplomatic friction presents escalating risks to corporate operations, supply chains, and financial stability.  The recent U.S. recognition of South Africa's critical minerals importance introduces a strategic pivot point that could help to stabilize bilateral trade and bring Washington and Pretoria back to the negotiating table.  The relationship between South Africa and the United States may continue to change over the coming months and these developments could have a positive or negative effect on the Company.

9. OUTLOOK

The Company's key business objective is to advance the Waterberg Project to a development and construction decision.  Ideally, before a construction decision is undertaken, arrangements will be in place for project financing and concentrate offtake or processing.  As discussed above, in the absence of a concentrate offtake arrangement for Waterberg Project PGE concentrate, the Company is studying the economic feasibility of establishing a smelter and BMR business, jointly with third-party investors, capable of processing Waterberg Project concentrate as an alternative to a traditional concentrate offtake arrangement.

The base case for mine development in the Waterberg DFS Update is focused first on bulk mining of F-Zone material from the F-Central deposit, followed by later mining from the T-Zone.  Although no decision has been made to alter the base case scenario, given the current price and outlook for gold, the T-Zone Study (as described above) is investigating staged development at the Waterberg Project, first with decline development into the T-Zone, followed by smaller scale T-Zone mining and then later expansion into the F-Central deposit at the scale planned in the Waterberg DFS Update.  As compared to F-Central ore, proven and probable reserves for the T-Zone have a more favourable 4E prill split of approximately 29% platinum (28% F-Central), 51% palladium (66% F-Central), 1% rhodium (1% F-Central) and 19% gold (5% F-Central).  T-Zone proven and probable reserves also have a higher 4E grade of 3.84 g/t (2.68 g/t F-Central).

The F-Central deposit, with true mining widths (hanging wall to footwall) of up to 107 metres, and with approximately 87% of production planned from mining widths more than 15 metres, is very favourable for low-cost bulk mining.  The T-Zone, with approximately 92% of production planned from mining widths between 2.4 metres and 15 metres, and 8% from areas up to 20 metres thick, also allows for bulk mining (being longitudinal longhole stoping) albeit at a higher cost per tonne versus the F-Central deposit.

At current metal prices, increased revenue per tonne from mining the T-Zone could more than offset higher mining costs and allow for a lower initial capex using a staged development approach as described above.  The T-Zone Study is examining the financial impact of deferring capital for power lines, paste backfill, milling capacity, and underground conveyors, while first operating a T-Zone mine before using free cash flow to then develop a second stage F-Central mine.  The use of Jameson Cells is also being studied.  T-Zone ore and waste can be trucked to surface for processing during initial mining stages, allowing for a shortened ore build-up period and a reduced capital footprint in both underground development and other underground infrastructure requirements.  The completion of underlying work programs and the T-Zone Study is expected to take until approximately the end of calendar 2026.

Since April 2025, due to a combination of factors including a surge in Chinese investment, jewelry demand, signs of market tightness, a rebound in the outlook for global internal combustion vehicle production, and an overall rise in precious metal prices, the prices of platinum and palladium have increased.  Although the industry has seen recent high prices seen in February 2026, the improved basket price of PGE minerals may allow some existing deep, inefficient, near-end-of-life mines to continue to operate for a longer period, potentially reducing the deficit in mined platinum and palladium.

Notwithstanding the impact of war in the Middle East, and the resulting economic uncertainty, looking forward in the medium and long term, platinum prices are projected to be strong due to persistent supply deficits.  Palladium prices are projected to weaken in the long term due to oversupply and falling internal combustion engine auto demand, though some short-term and medium-term gains are possible.  Platinum is forecast to remain strong due to persistent supply deficits and growing investment demand.  Platinum's expected price rise may benefit palladium due to substitution, and both metals could benefit from a broad precious metals bull market.  The outlook for gold continues to be strong despite a pullback from recent high prices.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

As the world seeks to decarbonize and look for solutions to climate change, the unique properties of PGEs as powerful catalysts are being applied to various technologies as possible solutions for emissions control and more efficient energy generation and storage.  Broader industrial market development strategies to bring new technologies to market which use palladium and platinum may benefit future demand.

As well as the discussions within this MD&A, readers are encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the 2025 AIF and separate 2025 40-F.

10. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with IFRS Accounting Standards required management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses.  The Company's accounting policies are described in Note 2 of the Company's audited financial statements for the year ended August 31, 2025.

Assessment of impairment indicators for Mineral Properties

The Company applies judgment to assess whether there are impairment indicators present that give rise to the requirement to conduct an impairment test. Events or changes in circumstances that could trigger an impairment test include; (i) significant adverse changes in the business climate including decreases in forecasted future metal prices; (ii) significant changes in the extent or manner in which the asset is being used or their physical condition including significant decreases in mineral reserves; and (iii) significant decreases in the market price of the asset.

Assumption of control of Waterberg JV Co.

The Company has judged that it controls Waterberg JV Co. as it owns 37.425% of the outstanding shares of Waterberg JV Co. directly and indirectly through its 49.900% ownership of Mnombo, which has a 26.0% direct ownership of Waterberg JV Co., giving the Company and Mnombo an effective 63.425% aggregate interest.  The Company has judged that it controls Mnombo through its 49.900% ownership of the outstanding shares of Mnombo, its current ability to direct the relevant activities of Mnombo including contributing all material capital to Mnombo for its capital calls from Waterberg JV Co. (and previous since acquiring its 49.900% share). Currently there are no other sources of funding known to be available to Mnombo. The Company is also the manager of Waterberg JV Co. and maintains its right to be manager so long as it continues to hold the highest number of shares of Waterberg JV Co.  If in the future Waterberg JV Co. is not deemed to be controlled by the Company, the assets and liabilities of Waterberg JV Co. would be de-recognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control, it would be recognized at its fair value on the date of loss of control.  Although the Company controls Waterberg JV Co. it does not have omnipotent knowledge of Mnombo's other shareholders' activities.  50.100% of Mnombo's shareholders are historically disadvantaged South Africans.

11. DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both the SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There has been no change in our internal control over financial reporting during the period ended May 31, 2026, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PLATINUM GROUP METALS LTD. (A Development Stage Company). Management’s Discussion and Analysis For the three and nine-month periods ended May 31, 2026

12. OTHER INFORMATION

Additional information relating to the Company for the year ended August 31, 2025, may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are encouraged to review the Company's audited financial statements for the year ended August 31, 2025, together with the notes thereto as well as the Company's 2025 40-F and separate 2025 AIF filed in Canada.

13. LIST OF DIRECTORS AND OFFICERS

Directors		Officers
Diana Walters	Stuart Harshaw	Frank R. Hallam (President & CEO)
Frank R. Hallam	John Copelyn	Greg Blair (CFO)
Timothy Marlow	Mpho Makwana	Kris Begic (VP, Corporate Development)
Mimy Fernandez-Maldonado (Corporate Secretary)